Itaú Unibanco reports net income of BRL 12.4 billion and ROE[1] of 24.3% in the second quarter of 2026

Results reflect consistent execution, high-quality growth and investments in technology to enhance client experience

São Paulo, August 4, 2026 | Itaú Unibanco announced its results today for the second quarter of 2026. In the period, the bank recorded a recurring managerial result of BRL 12.4 billion, and with an annualized recurring managerial return on average equity (ROE) of 24.3%.

The total credit portfolio reached BRL 1.5 trillion, sustaining a trajectory of sustainable growth and high-quality origination. The consolidated nonperforming loan ratio remained at its best historical levels, reflecting the bank's prudent credit strategy.

	2Q26	1Q26	Δ	2Q25	Δ	1H26	1H25	Δ
Recurring Managerial Result (BRL million)	12,407	12,282	1.0%	11,508	7.8%	24,689	22,636	9.1%
Annualized Recurring Managerial Return on Average Equity (%)	24.3%	24.8%	-0.5 p.p.	23.3%	1.0 p.p.	24.5%	22.8%	1.7 p.p.
Total Credit Portfolio [2] (BRL billion)	1,522	1,483	2.7%	1,389	9.6%	1,522	1,389	9.6%
NPL ratio (90 days overdue) (%)	1.9%	1.9%	stable	1.9%	stable	1.9%	1.9%	stable

""The consistency of our results reflects the clarity of a strategy guided by a long-term perspective. Growing with high profitability and portfolio quality requires analytical discipline, responsible credit granting and the practical application of technology. The launch of ia.i is the embodiment of this vision: a proprietary Artificial Intelligence designed to enhance clients' financial decisions with context and depth, going well beyond generating a high volume of interactions. We are delivering positive results today while consolidating the infrastructure and the culture of the bank of the future.

Milton Maluhy Filho
CEO of Itaú Unibanco

2Q26 Highlights:

The 2.7% growth of the credit portfolio in the quarter was supported by the balanced expansion of operations with individuals and corporate. In the individuals segment, the highlights were the growth in Mortgage Loans (+3.9%) and in Payroll Loans (+3.5%). Private-sector Payroll Loans grew 14.3% in the quarter, reflecting broader access to a more affordable and attractive credit line for clients.

The financial margin with clients (NII with clients) grew 3.3% in the quarter, driven by the larger credit portfolio and by the calendar effect (with a higher number of calendar days in the quarter).

The NPL ratio (over 90 days) ended the quarter at 1.9%, remaining stable for the sixth consecutive quarter. Over the past few years, the bank has made adjustments to the composition of its portfolio and to its credit granting model, strengthening origination quality and the alignment of credit terms with each client's profile.

Commissions and fees and result from insurance operations increased by 0.4% in the quarter, reflecting higher revenues from fund management and lower gains from payments and collections, as expected, due to the commercial adjustment in service package fees. The bank continues to work proactively on optimizing its service packages, offering better terms to clients as they expand their relationship with the institution. The growth in insurance results was mainly driven by the increase in earned premiums.

[1] Recurring return on average equity.
[2] Includes financial guarantees provided and private securities.

Non-interest expenses totaled BRL 16.7 billion, up 3.3% in the quarter. This increase is expected due to the seasonality of the first quarter, when expenses are usually lower, particularly as a result of the dynamics of personnel expense accounting, and due to lower activity and transaction volumes at the beginning of the year, which impact transactional expenses. The efficiency ratio in Brazil reached 35.5% in the second quarter of 2026, reflecting productivity gains from the technology investments made over the past few years. Itaú ended the quarter with comfortable levels of capitalization and liquidity. The Common Equity Tier 1 (CET1) ratio reached 12.3%, supported by organic capital generation and a prudent resource management policy. Itaú revised its projections for Commissions and fees and results from insurance operations for 2026. The bank now projects growth between 2.0% and 5.0%. The adjustment in the growth expectation is mainly related to higher volatility in the capital markets than projected at the beginning of the year. Expectations for all other lines disclosed in the 2026 Guidance remained unchanged. Throughout the quarter, Itaú continued to advance its agenda of transformation, operational efficiency and client experience enhancement. On this front, the highlight was the launch of ia.i, the new conversational experience integrated into the Itaú SuperApp that combines artificial intelligence, financial advisor and human interaction to support clients in their day-to-day decisions. The initiative represents another step in the bank's AI First strategy and reinforces its long-term vision of using technology to enhance the quality, efficiency, scale and personalization of financial services. Market Consensus Itaú Unibanco's results for the second quarter of 2026 were in line with Market Consensus3. Further information on Itaú Unibanco's results is available on Itaú Unibanco's Investor Relations website: https://www.itau.com.br/relacoes-com-investidores/en/ Corporate Communications – Itaú Unibanco imprensa@itau-unibanco.com.br 3 Market Consensus considers the average of estimates from the following institutions: Autonomous, Bank of America Merrill Lynch, Bradesco, BTG Pactual, Citi, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Safra, Santander, UBS and XP Investimentos. In BRL million Itaú Unibanco Market Consensus³ % Managerial Result 12,407 12,466 -0.5% "The results of the quarter demonstrate that the sustainable growth of the credit portfolio is a direct outcome of the bank's quality and diligence in granting credit responsibly and sustainably, based on a careful analysis of clients' needs. Credit lines designed for different client profiles, such as private-sector payroll loans, are advancing consistently and with controlled delinquency levels because they are offered within clients' actual repayment capacity. We remain active in several debt restructuring initiatives, which play a fundamental role in financial reabsorption and reintegration. However, they are only one stage of a much broader strategy. A genuinely healthy loan portfolio is not built through renegotiation, but through the quality of credit granting, the correct pricing of risk, the capacity for credit recovery and the dynamic monitoring of our clients' real needs throughout the entire cycle. It is this analytical discipline, combined with the intensive use of technology and artificial intelligence models, that ensures the stability of our results in any economic scenario.” Gabriel Amado de Moura CFO of Itaú Unibanco